UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ENERGYSOUTH, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

292907 10 0

(Cusip Number)

January, 2003

(Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [  ] Rule 13d-1 (b)

     [x] Rule 13d-1 (c)

     [  ] Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 292907 10 0

1	Name of Reporting Person: I.R.S. Identification Nos. of above persons
	Thomas B. Van Antwerp	(entities only):

2	Check the Appropriate Box if a Member of a Group:
(a) ___
(b) ___

3	SEC Use Only:

4	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
5	Sole Voting Power: 144,727 Shares*

6	Shared Voting Power: 244,113 Shares*

7	Sole Dispositive Power: 2,194 Shares*

8	Shared Dispositive Power: 2,725 Shares*

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 388,840* Shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ___

11	Percent of Class Represented by Amount in Row (9): 7.6%

12	Type of Reporting Person: IN

*See Notes

Notes to Schedule 13G

Note 1.	All previous signatories to this Schedule 13G other than Thomas B. Van Antwerp now beneficially own less than 5.0% of the class and have reported that circumstance in a previous filing.

Note 2.	Beneficial ownership reported herein by Mr. Van Antwerp reflects the following:

Includes 634 shares held directly by Mr. Van Antwerp over which he has sole voting and dispositive power, 2,725 shares owned jointly with Mr. Van Antwerp’s spouse with whom he shares voting and dispositive power, and 1,560 shares held in two accounts by Mr. Van Antwerp as custodian for two children under the New York Uniform Transfers to Minors Act, as to which he has sole voting and dispositive power.

Includes 4,487 shares owned directly by Mrs. Emily S. Hearin as to which Mr. Van Antwerp shares voting power and has no dispositive power.

Includes 69,724 shares owned directly by Ms. Ann B. Hearin as to which Mr. Van Antwerp shares voting power and has no dispositive power.

Includes 42,698 shares owned directly by Ms. Louise B. Hearin as to which Mr. Van Antwerp shares voting power and has no dispositive power.

Includes 8,333 shares owned directly by Mr. Luis Williams as to which Mr. Van Antwerp shares voting power and has no dispositive power.

Includes 1,646 shares owned directly by Ms. Gayle Williams as to which Mr. Van Antwerp shares voting power and has no dispositive power.

Includes 2,400 shares owned directly by Ms. Louise S. Brock as to which Mr. Van Antwerp shares voting power and has no dispositive power.

Includes 112,100 shares owned directly by The Hearin/Chandler Foundation, as to which Mr. Van Antwerp shares voting power and has no dispositive power.

Includes 142,533 shares owned directly by Staples Family LLC as to which Mr. Van Antwerp has sole voting power and has no dispositive power.

Note 3.	Based on information provided by the Issuer as to shares outstanding as of December 15, 2003.

Item 1.
	(a)	Name of Issuer:

EnergySouth, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

2828 Dauphin Street Mobile, Alabama 36606

Item 2.
	(a)	Name of Person Filing: Thomas B. Van Antwerp

	(b)	Address of Principal Business Office or, if none, Residence:

Thomas B. Van Antwerp
c/o Legal Professional Staffing, Inc.
2 Ravinia Drive, Suite 310
Atlanta, GA 30346

	(c)	Citizenship:

United States of America

	(d)	Title of Class of Securities:

Common Stock ($.01 par value)

	(e)	CUSIP Number:

292907 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

		x	Not Applicable
	(a)	___	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
	(b)	___	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	___	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	___	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	___	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	___	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	___	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	___	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	___	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	___	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership

	(a)	Amount beneficially owned:

388,840
	(b)	Percent of class:
7.6%
	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote:	144,727
		(ii)	Shared power to vote or to direct the vote:	244,113
		(iii)	Sole power to dispose or to direct the disposition of:	2,194
		(iv)	Shared power to dispose or to direct the disposition of:	2,725

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ___

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	December 15, 2003
By: Name:	/s/ Thomas B. Van Antwerp Thomas B. Van Antwerp